SMSA CRANE ACQUISITION CORP.
1397 Dominion Plaza, Suite 100
Tyler, Texas 75703

July 29, 2013

STRICTLY CONFIDENTIAL

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: James Allegretto, Senior Assistant Chief Accountant

Re:    SMSA Crane Acquisition Corp.
Item 4.01 Form 8-K
Filed July 24, 2013
File Number 000-53800

Dear Mr. Allegretto:

SMSA Crane Acquisition Corp., or SMSA Crane, is in receipt of the Commission’s letter dated July 25, 2013 regarding the Public Company Accounting Oversight Board’s (“PCAOB”) revocation of the registration of S.W. Hatfield, CPA as a public accounting firm. In response to the Commission’s request stated in the last paragraph of the afore referenced correspondence SMSA Crane supplementally advises that it intends to engage a PCAOB registered public accounting firm to re-audit its financial statements previously audited by S.W. Hatfield for such periods as may be required prior to filing any future filings with the Commission.

If you have any questions please contact the undersigned.

Very Truly Yours,

/s/ Carolyn C. Shelton
Carolyn C. Shelton
Chief Executive Officer
SMSA Crane Acquisition Corp.